UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

BBX Capital Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05540P 100

(CUSIP Number)

BFC Financial Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05540P 100

1.	Names of Reporting Persons BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,328,356(1)
	8.	Shared Voting Power 42
	9.	Sole Dispositive Power 8,328,356(1)
	10.	Shared Dispositive Power 42
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,328,398(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.0%
14.	Type of Reporting Person (See Instructions) HC

(1)	Includes 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC. These shares are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock.

Amendment No. 7 to Schedule 13D

This Amendment No. 7 to Schedule 13D amends the Schedule 13D of BFC Financial Corporation (“BFC”) filed on August 28, 2008, as previously amended, relating to the Class A Common Stock, par value $0.01 per share, of BBX Capital Corporation, a Florida corporation (“BBX Capital”), solely to reflect the sales of BBX Capital’s Class A Common Stock effected pursuant to the previously disclosed Rule 10b5-1 Trading Plans entered into by Alan B. Levan, Levan, BBX Stock Partners LP (“Levan BBX Stock Partners”), Jarett S. Levan and Seth M. Wise, as Trustee of the Seth M. Wise Revocable Trust (the “Seth Wise Trust”). As previously disclosed, BFC owns shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing an approximately 52% equity interest and 72% voting interest in BBX Capital; Alan Levan serves as Chairman, Chief Executive Officer and President of BFC, and as Chairman and Chief Executive Officer of BBX Capital, and together with John E. Abdo, Vice Chairman of BFC and BBX Capital, may be deemed to control BFC and BBX Capital; Jarett Levan serves as Executive Vice President and a director of BFC and BBX Capital; and Seth Wise serves as Executive Vice President and a director of BFC, and as Executive Vice President of BBX Capital.

BBX Capital’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 4: Purpose of Transaction

As previously disclosed, Alan Levan, Levan BBX Stock Partners, Jarett Levan and the Seth Wise Trust entered into Rule 10b5-1 Trading Plans with UBS Financial Services Inc. on March 18, 2014 for the purpose of selling up to 111,280 shares, 28,201 shares, 27,024 shares and 14,860 shares, respectively, of BBX Capital’s Class A Common Stock. Mr. Alan Levan indicated that his and Levan BBX Stock Partners’ Rule 10b5-1 Trading Plans were entered into for tax, estate planning and diversification purposes. Mr. Jarett Levan and Mr. Wise indicated that they entered into their respective Rule 10b5-1 Trading Plans for liquidity purposes.

Sales of all of the shares covered by the Rule 10b5-1 Trading Plans have been completed. Information regarding these sales is set forth in the following tables:

Sales under Alan Levan’s Rule 10b5-1 Trading Plan

Date of Sale	Amount of Shares Sold	Range of Sales Prices Per Share	Average Sales Price Per Share
4/7/2014	9,009	$17.98 - $18.43	$18.1355
4/8/2014	4,190	$17.92 - $18.685	$18.4562
4/9/2014	3,275	$18.12 - $18.70	$18.2993
4/10/2014	5,682	$17.69 - $18.40	$17.7950
4/11/2014	4,451	$17.49 - $17.96	$17.7778
4/14/2014	3,093	$17.49 - $18.02	$17.5951
4/15/2014	6,993	$17.235 - $17.85	$17.4487
4/16/2014	400	$17.35 - $17.53	$17.4400
5/1/2014	8,750	$17.89 - $18.65	$18.0773
5/2/2014	6,325	$17.99 - $18.25	$18.0990
5/5/2014	4,869	$17.45 - $18.21	$18.0736
5/6/2014	5,329	$17.71 - $18.37	$18.1578
5/7/2014	7,138	$18.01 - $18.97	$18.4730
5/8/2014	4,682	$18.34 - $18.89	$18.5250
6/2/2014	4,146	$19.40 - $19.76	$19.4914
6/3/2014	4,623	$18.99 - $19.46	$19.0923
6/4/2014	14,520	$18.34 - $18.94	$18.6416
6/5/2014	4,670	$18.50 - $19.37	$18.8651
6/6/2014	2,999	$19.04 - $19.49	$19.3123
6/9/2014	4,439	$19.31 - $19.70	$19.4489
6/10/2014	1,697	$19.04 - $19.40	$19.2528
Total Shares Sold	111,280
Total Sales Price	$2,045,085

Sales under Levan BBX Stock Partners’ Rule 10b5-1 Trading Plan

Date of Sale	Amount of Shares Sold	Range of Sales Prices Per Share	Average Sales Price Per Share
4/7/2014	8,953	$17.98 - $18.44	$18.1339
4/8/2014	447	$17.92 - $18.395	$18.2574
5/1/2014	8,850	$17.89 - $18.65	$18.0814
5/2/2014	550	$17.65 - $18.09	$17.9555
6/2/2014	4,138	$19.435 - $19.76	$19.5019
6/3/2014	5,011	$18.99 - $19.46	$19.1070
6/4/2014	252	$18.77 - $18.82	$18.8002
Total Shares Sold	28,201
Total Sales Price	$521,591

Sales under Jarett Levan’s Rule 10b5-1 Trading Plan

Date of Sale	Amount of Shares Sold	Range of Sales Prices Per Share	Average Sales Price Per Share
4/1/2014	7,246	$19.18 - $20.00	$19.5654
4/2/2014	6,760	$18.97 - $19.36	$19.1038
4/3/2014	3,906	$18.60 - $19.26	$18.8878
4/4/2014	7,080	$18.21 - $19.01	$18.4510
4/7/2014	2,032	$17.91 - $18.27	$18.0637
Total Shares Sold	27,024
Total Sales Price	$521,027

Sales under the Seth Wise Trust’s Rule 10b5-1 Trading Plan

Date of Sale	Amount of Shares Sold	Range of Sales Prices Per Share	Average Sales Price Per Share
4/16/2014	7,908	$17.28 - $18.00	$17.5039
4/17/2014	6,952	$17.39 - $17.94	$17.7519
Total Shares Sold	14,860
Total Sales Price	$261,832

Each of Alan Levan, on behalf of himself and Levan BBX Stock Partners, Jarett Levan and Seth Wise, as Trustee of the Seth Wise Trust, undertakes to provide to BBX Capital, any security holder of BBX Capital, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the preceding tables, in each case to the extent applicable to such individual.

Item 5: Interest in Securities of the Issuer

BFC and, to the best of its knowledge, its executive officers, directors and control persons, currently beneficially own shares of BBX Capital’s Class A Common Stock as set forth in the following table. Unless otherwise noted, each beneficial owner has sole voting and investment power over the shares beneficially owned.

	Class A Common Stock Ownership		Percent of Class A Common Stock(1)
BFC Financial Corporation(2)	8,328,398	(3)	52.0	%(4)
Alan B. Levan(2)(5)	8,346,355	(3)(6)(7)	52.1	%(4)
John E. Abdo(2)	8,497,582	(3)(7)	53.1	%(4)
Jarett Levan(5)	37,793	(7)		*
Seth M. Wise	15,181	(7)		*
William Nicholson	2,394			*

*	Less than one percent.

(1)	Based on 15,810,588 shares of BBX Capital’s Class A Common Stock outstanding as of June 18, 2014 and: (a) the 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC, as described in footnote 3 below, with respect to the ownership percentage of BFC, Alan Levan and John Abdo; and (b) the shares of BBX Capital’s Class A Common Stock which may be acquired within 60 days pursuant to the exercise of stock options and upon the vesting of restricted stock awards, as described in footnote 7 below, with respect to the ownership percentage of the persons named in such footnote. Pursuant to the instructions to Item 403 of Regulation S-K, the total number of outstanding shares of BBX Capital’s Class A Common Stock for purposes of calculating the beneficial ownership interest percentage of each person does not include 1,277,802 shares of BBX Capital’s Class A Common Stock, which represents approximately 7% of the total number of outstanding shares of such stock, underlying restricted stock awards as to which BBX Capital’s compensation committee has sole voting power and the award recipients do not have voting or investment power.

(2)	BFC may be deemed to be controlled by Alan Levan and John Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 71% of the total voting power of BFC. As a result, the shares of BBX Capital’s Class A Common Stock and Class B Common Stock owned by BFC may be deemed to be beneficially owned by each of Alan Levan and John Abdo and are reflected in the table above with respect to each of their beneficial holdings.

(3)	Includes: (a) 20 shares of BBX Capital’s Class A Common Stock held through Eden Services, Inc., a direct wholly-owned subsidiary of BFC; (b) 22 shares of BBX Capital’s Class A Common Stock held through ODI Program Partnership LLLP, the general partner of which is an indirect wholly-owned subsidiary of BFC; and (c) 195,045 shares of BBX Capital’s Class B Common Stock held directly by BFC which are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock.

(4)	BFC and Alan Levan and John Abdo may be deemed to beneficially own shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing approximately 72%, 72% and 73%, respectively, of the total voting power of BBX Capital.

(5)	Alan Levan is the father of Jarett Levan.

(6)	In addition to the shares of BBX Capital’s Class A Common Stock and Class B Common Stock which Alan Levan may be deemed to beneficially own through BFC, Alan Levan’s beneficial holdings in BBX Capital’s Class A Common Stock also include 657 shares held by Levan Partners LLC.

(7)	Includes beneficial ownership of the following number of shares of BBX Capital’s Class A Common Stock which may be acquired within 60 days pursuant to the exercise of stock options: Mr. Alan Levan — 4,800 shares; Mr. Abdo — 3,200 shares; Mr. Jarett Levan — 1,201 shares; and Mr. Wise — 200 shares.

Except for the sales of BBX Capital’s Class A Common Stock effected pursuant to the Rule 10b5-1 Trading Plans described under Item 4, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any shares of BBX Capital’s Class A Common Stock during the past 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2014

Date

BFC Financial Corporation

/s/ Alan B. Levan
Signature

Alan B. Levan/Chairman, Chief Executive Officer and President

Name/Title